SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 9, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 9, 2011, entitled “Syneron’s Innovative Aesthetic Devices Highlighted at The Aesthetic Meeting 2011.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: May 9, 2011

Syneron's Innovative Aesthetic Devices Highlighted at The Aesthetic Meeting 2011

Key Opinion Leader Presentations Demonstrate Syneron's Leadership in Aesthetic Market

YOKNEAM, ISRAEL--(Marketwire - May 9, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that several of its products were highlighted in physician presentations by key opinion leaders in the aesthetic industry at The Aesthetic Meeting 2011, which is being held from May 6-11, 2011 at the Boston Convention & Exhibition Center in Boston, MA.

Louis P. Scafuri, Chief Executive Officer of Syneron, said, "The Aesthetic Meeting is one of the premiere conferences for our core physician market and we are pleased that Syneron and Candela innovative and best-in class products will be featured prominently throughout the meeting. One of the Company's key initiatives has been to provide robust clinical evidence supporting the efficacy of our products and to effectively communicate the strong science that our technologies are based on. We continue to lead the industry in this area, as demonstrated by our recent new product launches, many of which are the topic of presentations at the conference by thought leading plastic surgeons."

Mr. Scafuri added, "Syneron is ideally positioned to help plastic surgeons and other aesthetic-focused physicians enhance their practice by offering products that allow them to address a wider group of patients with enhanced efficacy, shorter down-time, and more appealing price points. This includes category-creating products such as ePrime™, which provides a new dimension in natural facial enhancement, and eMatrix™, which features Syneron's pioneering sublative rejuvenation technology for energy-based facial rejuvenation. These products deliver exceptional results and patient satisfaction and demonstrate how Syneron is best positioned to partner with providers to meet evolving expectations with innovative aesthetic technologies focused on cosmetic medicine and cosmetic plastic surgery."

Syneron is also featuring its elure™ Advanced Skin Lightening Technology. elure lightens the skin and provides the pathway for a meaningful improvement in skin appearance with brighter, more youthful, healthier skin in just one month with no reports of skin irritation or other health related risks.

Alan Gold, M.D., F.A.C.S., commented, "I am impressed with the way elure lightens existing pigment. Other products turn off the pigment generating mechanism and as pigmented skin migrates for natural exfoliation we see the lightening effect, but this process takes months. With elure we see significant benefit as early as a few weeks."

The Aesthetic Meeting 2011 is organized by the American Society for Aesthetic Plastic Surgery (ASAPS), which is comprised of over 2,600 plastic surgeons, and the Aesthetic Surgery Education and Research Foundation (ASERF). More than 1,500 attendees are expected to attend the meeting, including ASAPS members, members of other plastic surgery societies, and members of other aesthetic societies.

Syneron and Candela's family of new products are being featured at the Company's booth (1039) and were the topic of several presentations by thought-leading physicians at the meeting. This included a physician panel presentation titled "Cosmetic Medicine 2011-Achieving Excellent Results" that included:

●	Michael I. Kulick, M.D., Board Certified Plastic Surgeon, San Francisco, CA - Dr. Kulick made a presentation on ePrime, the Company’s recently launched energy-based dermal remodeling system.
●
Hema Sundaram, M.D., Dermatology, Cosmetic & Laser Surgery Center, Rockville, MD - Dr. Sundaram spoke on eMatrix sublative rejuvenation, the world’s first RF-only technology for energy-based facial rejuvenation.

●
Jeffrey S. Dover, M.D., F.R.C.P.C., SkinCare Physicians of Chestnut Hill, MA - Dr. Dover made a presentation on the Vbeam Perfecta, a best in class pulsed dye laser for the treatment of vascular and pigmented lesions.

Jason Pozner, M.D., F.A.C.S., who is also scheduled to conduct a workshop covering Syneron products at The Aesthetic Meeting 2011, commented, "Syneron is a Company that is built on scientific innovation and clinically proven efficacy. The Company has established itself as a leader in developing new technologies that are backed by intensive scientific research, which translates to exceptional and reliable results for practitioners and their patients."

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico
nlaudico@theruthgroup.com
Zack Kubow
zkubow@theruthgroup.com
The Ruth Group
646-536-7030/7020